Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2017 AND 2016

CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2017	Dec 31 2016
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$137	$17
Accounts receivable		2,397	1,434
Current income taxes receivable		322	851
Inventory		894	689
Prepaids and other		175	149
Investments	6	893	913
Current portion of other long-term assets	7	79	283
		4,897	4,336
Exploration and evaluation assets	3	2,632	2,382
Property, plant and equipment	4	65,170	50,910
Other long-term assets	7	1,168	1,020
		$73,867	$58,648

LIABILITIES
Current liabilities
Accounts payable		$775	$595
Accrued liabilities		2,597	2,222
Current portion of long-term debt	8	1,877	1,812
Current portion of other long-term liabilities	9	1,012	463
		6,261	5,092
Long-term debt	8	20,581	14,993
Other long-term liabilities	9	4,397	3,223
Deferred income taxes		10,975	9,073
		42,214	32,381
SHAREHOLDERS’ EQUITY
Share capital	11	9,109	4,671
Retained earnings		22,612	21,526
Accumulated other comprehensive income (loss)	12	(68)	70
		31,653	26,267
		$73,867	$58,648
Commitments and contingencies (note 16).

Approved by the Board of Directors on February 28, 2018.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended		Year Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Product sales		$5,323	$3,672	$17,669	$11,098
Less: royalties		(313)	(214)	(1,018)	(575)
Revenue		5,010	3,458	16,651	10,523
Expenses
Production		1,645	1,092	5,596	4,099
Transportation, blending and feedstock		987	558	2,917	2,003
Depletion, depreciation and amortization	4	1,406	1,249	5,186	4,858
Administration		84	86	319	345
Share-based compensation	9	97	42	134	355
Asset retirement obligation accretion	9	45	35	164	142
Interest and other financing expense		169	115	631	383
Risk management activities	15	2	(21)	35	33
Foreign exchange (gain) loss		(17)	160	(787)	(55)
Gain on acquisition, disposition and revaluation of properties	3, 4, 5	—	(218)	(379)	(250)
Gain from investments	6, 7	(10)	(111)	(38)	(327)
		4,408	2,987	13,778	11,586
Earnings (loss) before taxes		602	471	2,873	(1,063)
Current income tax recovery	10	(88)	(49)	(164)	(618)
Deferred income tax expense (recovery)	10	294	(46)	640	(241)
Net earnings (loss)		$396	$566	$2,397	$(204)
Net earnings (loss) per common share
Basic	14	$0.32	$0.51	$2.04	$(0.19)
Diluted	14	$0.32	$0.51	$2.03	$(0.19)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Net earnings (loss)	$396	$566	$2,397	$(204)
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized (loss) income during the period, net of taxes of $nil (2016 – $2 million) – three months ended; $9 million (2016 – $3 million) – year ended	(7)	(14)	53	(18)
Reclassification to net earnings (loss), net of taxes of $1 million (2016 – $2 million) – three months ended; $5 million (2016 – $2 million) – year ended	(4)	(10)	(33)	(13)
	(11)	(24)	20	(31)
Foreign currency translation adjustment
Translation of net investment	—	54	(158)	26
Other comprehensive income (loss), net of taxes	(11)	30	(138)	(5)
Comprehensive income (loss)	$385	$596	$2,259	$(209)

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2017

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2017	Dec 31 2016
Share capital	11
Balance – beginning of year		$4,671	$4,541
Issued for the acquisition of AOSP and other assets (1)	5, 11	3,818	—
Issued upon exercise of stock options		466	559
Previously recognized liability on stock options exercised for common shares		154	117
Return of capital on PrairieSky Royalty Ltd. share distribution		—	(546)
Balance – end of year		9,109	4,671
Retained earnings
Balance – beginning of year		21,526	22,765
Net earnings (loss)		2,397	(204)
Dividends on common shares	11	(1,311)	(1,035)
Balance – end of year		22,612	21,526
Accumulated other comprehensive income (loss)	12
Balance – beginning of year		70	75
Other comprehensive loss, net of taxes		(138)	(5)
Balance – end of year		(68)	70
Shareholders’ equity		$31,653	$26,267

(1)
In connection with the acquisition of direct and indirect interests in the Athabasca Oil Sands Project ("AOSP") and other assets, the Company issued non-cash share consideration of $3,818 million in the second quarter of 2017. See note 5.

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Operating activities
Net earnings (loss)		$396	$566	$2,397	$(204)
Non-cash items
Depletion, depreciation and amortization		1,406	1,249	5,186	4,858
Share-based compensation		97	42	134	355
Asset retirement obligation accretion		45	35	164	142
Unrealized risk management loss (gain)		75	(7)	37	25
Unrealized foreign exchange (gain) loss		(2)	162	(821)	(93)
Gain from investments	6, 7	(4)	(106)	(11)	(299)
Deferred income tax expense (recovery)		294	(46)	640	(241)
Gain on acquisition, disposition and revaluation of properties	3, 4, 5	—	(218)	(379)	(250)
Other		(97)	(70)	(110)	(32)
Abandonment expenditures		(63)	(35)	(274)	(267)
Net change in non-cash working capital		(709)	(317)	299	(542)
		1,438	1,255	7,262	3,452
Financing activities
(Repayment) issue of bank credit facilities and commercial paper, net	8	(390)	(706)	2,222	342
Issue of medium-term notes, net	8	—	—	1,791	998
Issue (repayment) of US dollar debt securities, net	8	—	—	2,733	(834)
Issue of common shares on exercise of stock options		186	238	466	559
Dividends on common shares		(335)	(254)	(1,252)	(758)
		(539)	(722)	5,960	307
Investing activities
Net (expenditures) proceeds on exploration and evaluation assets		(16)	(4)	(124)	6
Net expenditures on property, plant and equipment (1)		(1,064)	(642)	(4,574)	(3,803)
Acquisition of AOSP and other assets, net of cash acquired (2)	5	—	—	(8,630)	—
Investment in other long-term assets		(43)	—	(87)	(99)
Net change in non-cash working capital		49	111	313	85
		(1,074)	(535)	(13,102)	(3,811)
Decrease (increase) in cash and cash equivalents		(175)	(2)	120	(52)
Cash and cash equivalents – beginning of period		312	19	17	69
Cash and cash equivalents – end of period		$137	$17	$137	$17
Interest paid, net		$185	$118	$725	$617
Income taxes paid (received)		$12	$(4)	$(792)	$(444)

(1)
Net expenditures on property, plant and equipment in the fourth quarter of 2016 exclude non-cash share consideration of $190 million received from Inter Pipeline Ltd ("Inter Pipeline") on the disposition of the Company's interest in the Cold Lake Pipeline.

(2)	The acquisition of AOSP in the second quarter of 2017 includes net working capital of $291 million and excludes non-cash share consideration of $3,818 million. See note 5.

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2016. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2016.
2. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In October 2017, the IASB issued amendments to IAS 28 “Investments in Associates and Joint Ventures” to clarify that the impairment provisions in IFRS 9 apply to financial instruments in an associate or joint venture that are not accounted for using the equity method, including long-term interests that form part of the net investment in the associate or joint venture.  The amendments are effective January 1, 2019 with earlier adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of the amendments on its consolidated financial statements.
In June 2017, the IASB issued IFRIC 23 "Uncertainty over Income Tax Treatments". The interpretation provides guidance on how to reflect the effects of uncertainty in accounting for income taxes where IAS 12 is unclear. The interpretation is effective January 1, 2019. The Company is assessing the impact of this interpretation on its consolidated financial statements.
In January 2016, the IASB issued IFRS 16 “Leases”, which provides guidance on accounting for leases. The new standard replaces IAS 17 “Leases” and related interpretations. IFRS 16 eliminates the distinction between operating leases and financing leases for lessees. The new standard is effective January 1, 2019 with earlier adoption permitted providing that IFRS 15 has been adopted. The new standard is required to be applied retrospectively, with a policy alternative of restating comparative prior periods or recognizing the cumulative adjustment in opening retained earnings at the date of adoption. The Company is assessing the impact of this standard on its consolidated financial statements.

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2017

IFRS 15 “Revenue from Contracts with Customers”
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements. In 2015, the IASB deferred the effective date for the new standard to January 1, 2018. The new standard is required to be adopted retrospectively, with earlier adoption permitted.
Effective January 1, 2018, the Company retrospectively adopted IFRS 15. Adoption of the new standard did not have a significant impact on the Company’s recognition and measurement of revenue; however, it will require certain additional disclosures.
IFRS 9 “Financial Instruments”
Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued November 2013. In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective January 1, 2018 and are required to be adopted retrospectively.
The Company adopted the amendment to IFRS 9 on January 1, 2018 and elected to apply the limited exemption in IFRS 9 relating to transition for impairment. Adoption of the amendment did not have a significant impact on the Company’s previous accounting for impairment of financial assets.
3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$2,306	$—	$76	$—	$2,382
Additions	144	—	15	—	159
Acquisition of AOSP and other assets (note 5)	31	—	—	259	290
Transfers to property, plant and equipment	(198)	—	—	—	(198)
Disposals/derecognitions	(1)	—	—	—	(1)
At December 31, 2017	$2,282	$—	$91	$259	$2,632
On May 31, 2017, the Company completed the acquisition of AOSP and other assets in the Oil Sands Mining and Upgrading and North America Exploration and Production segments, including exploration and evaluation assets of $290 million. Refer to note 5 regarding the acquisition of AOSP and other assets.
During the year ended December 31, 2017, the Company disposed of certain North America exploration and evaluation assets with a net book value of $1 million for consideration of $36 million, resulting in a pre-tax cash gain on sale of properties of $35 million.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2017

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2016	$61,647	$7,380	$5,132	$27,038	$234	$395	$101,826
Additions (1)	3,003	255	101	1,660	194	19	5,232
Acquisition of AOSP and other assets (note 5)	349	—	—	13,832	—	—	14,181
Transfers from E&E assets	198	—	—	—	—	—	198
Disposals/derecognitions	(381)	—	—	(446)	—	—	(827)
Foreign exchange adjustments and other	—	(509)	(352)	—	—	—	(861)
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Accumulated depletion and depreciation
At December 31, 2016	$38,311	$5,584	$3,797	$2,828	$115	$281	$50,916
Expense	3,220	509	205	1,220	9	23	5,186
Disposals/derecognitions	(381)	—	—	(446)	—	—	(827)
Foreign exchange adjustments and other	1	(440)	(283)	26	—	—	(696)
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Net book value
- at December 31, 2017	$23,665	$1,473	$1,162	$38,456	$304	$110	$65,170
- at December 31, 2016	$23,336	$1,796	$1,335	$24,210	$119	$114	$50,910

(1)	Additions in Midstream include the revaluation of a previously held joint interest in certain pipeline system assets.

Project costs not subject to depletion and depreciation	Dec 31 2017	Dec 31 2016
Kirby Thermal Oil Sands – North	$944	$846
On May 31, 2017, the Company completed the acquisition of AOSP and other assets in the Oil Sands Mining and Upgrading and North America Exploration and Production segments, including property, plant and equipment of $14,181 million. Refer to note 5 regarding the acquisition of AOSP and other assets.
During the year ended December 31, 2017, the Company acquired a number of other producing crude oil and natural gas properties in the North America Exploration and Production segment, including exploration and evaluation assets of $27 million, along with the remaining interest in certain pipeline system assets in the Midstream segment, for net cash consideration of $1,013 million. These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $63 million. No net deferred income tax liabilities were recognized on these acquisitions.
Further, in connection with the acquisition of pipeline system assets in the Midstream segment, the Company recognized a pre-tax revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in the pipeline.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the year ended December 31, 2017, pre-tax interest of $82 million (December 31, 2016 – $233 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.8% (December 31, 2016 – 3.9%).

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2017

5. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments (see note 16). The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.
Total purchase consideration of $12,541 million, subject to closing adjustments, was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) payable to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
In connection with the acquisition of AOSP and other assets, the Company arranged acquisition financing of $1.8 billion of medium-term notes in Canada, US$3 billion of long-term notes in the United States and a $3 billion non-revolving term loan facility (see note 8).
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and operating costs, discount rates, income taxes and foreign exchange rates. The fair value of accounts receivable, inventory, accounts payable and accrued liabilities approximate their carrying values due to the liquid nature of the assets and liabilities.
The following provides a summary of the net assets acquired and (liabilities) assumed relating to the acquisition:

Cash	$93
Other working capital	291
Property, plant and equipment	14,181
Exploration and evaluation assets	290
Asset retirement obligations	(721)
Other long-term liabilities	(73)
Deferred income taxes	(1,287)
Net assets acquired	$12,774
Total purchase consideration	12,541
Gain on acquisition before transaction costs	$233
The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. The above amounts are estimates, and may be subject to change based on the receipt of new information.
As a result of the acquisitions, revenue increased by $2,872 million to $16,651 million and net operating income (comprised of revenue less production, and transportation, blending, and feedstock expense) increased by $1,166 million to $8,138 million for the year ended December 31, 2017. If the acquisitions had occurred on January 1, 2017, the Company estimates that pro forma revenue would have increased by $2,181 million to $18,832 million and pro forma net operating income would have increased by $735 million to $8,873 million for the year ended December 31, 2017. Readers are cautioned that pro forma revenue and pro forma net operating income are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2017, or of future results. Actual results would have been different and those differences may have been material in comparison to the pro forma information provided. Pro forma results are based on available historical information for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2017

6. INVESTMENTS
As at December 31, 2017, the Company had the following investments:

	Dec 31 2017	Dec 31 2016
Investment in PrairieSky Royalty Ltd.	$726	$723
Investment in Inter Pipeline Ltd.	167	190
	$893	$913
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2017, the Company’s investment in PrairieSky was classified as a current asset.
The gain from the investment in PrairieSky was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Fair value gain from PrairieSky	$(4)	$(118)	$(3)	$(292)
Dividend income from PrairieSky	(4)	(4)	(17)	(27)
	$(8)	$(122)	$(20)	$(319)
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at December 31, 2017, the Company's investment in Inter Pipeline was classified as a current asset.
The (gain) loss from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended		Year Ended
	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Fair value (gain) loss from Inter Pipeline	$(1)	$—	$23	$—
Dividend income from Inter Pipeline	(2)	(1)	(10)	(1)
	$(3)	$(1)	$13	$(1)

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2017

7. OTHER LONG-TERM ASSETS

	Dec 31 2017	Dec 31 2016
Investment in North West Redwater Partnership	$292	$261
North West Redwater Partnership subordinated debt (1)	510	385
Risk management (note 15)	204	489
Other	241	168
	1,247	1,303
Less: current portion	79	283
	$1,168	$1,020

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
The facility capital cost ("FCC") budget for the Project is currently estimated to be $9,500 million with project completion targeted for third quarter 2018. Productivity challenges during construction have continued to result in upward budgetary pressures that may result in a further increase in FCC of up to 2%. During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To December 31, 2017, each party has provided $411 million of subordinated debt, together with accrued interest thereon of $99 million, for a Company total of $510 million. Any additional subordinated debt financing is not expected to be significant.
Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.
During the second quarter of 2017, Redwater Partnership issued $750 million of 2.80% series J senior secured bonds due June 2027 and $750 million of 3.65% series K senior secured bonds due June 2035.
As at December 31, 2017, Redwater Partnership had additional borrowings of $1,870 million under its secured $3,500 million syndicated credit facility, maturing June 2018. Subsequent to December 31, 2017, Redwater Partnership extended $2,000 million of the $3,500 million revolving syndicated credit facility to June 2021. The remaining $1,500 million was extended on a fully drawn non-revolving basis maturing February 2020.
During the three months ended December 31, 2017, the Company recognized an equity loss from Redwater Partnership of $1 million (three months ended December 31, 2016 – loss of $12 million; year ended December 31, 2017 – gain of $31 million; year ended December 31, 2016 – gain of $7 million).

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2017

8. LONG-TERM DEBT

	Dec 31 2017	Dec 31 2016
Canadian dollar denominated debt, unsecured
Bank credit facilities	$3,544	$2,758
Medium-term notes	5,300	3,500
	8,844	6,258
US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2017 - US$1,839 million; December 31, 2016 - US$905 million)	2,300	1,213
Commercial paper (December 31, 2017 - US$500 million; December 31, 2016 - US$250 million)	625	336
US dollar debt securities (December 31, 2017 - US$8,650 million; December 31, 2016 - US$6,750 million)	10,828	9,063
	13,753	10,612
Long-term debt before transaction costs and original issue discounts, net	22,597	16,870
Less: original issue discounts, net (1)	18	10
transaction costs (1) (2)	121	55
	22,458	16,805
Less: current portion of commercial paper	625	336
current portion of other long-term debt (1) (2)	1,252	1,476
	$20,581	$14,993

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2017, the Company had in place bank credit facilities of $11,050 million, as described below, of which $4,112 million was available. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $750 million non-revolving term credit facility maturing February 2019;

•	a $125 million non-revolving term credit facility maturing February 2019;

•	a $2,200 million non-revolving term credit facility maturing October 2019;

•	a $3,000 million non-revolving term credit facility maturing May 2020;

•	a $2,425 million revolving syndicated credit facility maturing June 2020;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 million maturing June 2021; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
During the second quarter of 2017, the Company extended $2,095 million of the $2,425 million revolving syndicated credit facility originally due June 2019 to June 2021. The remaining $330 million outstanding under this facility continues under the previous terms and matures in June 2019. The other $2,425 million revolving credit facility matures in June 2020. The revolving credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.
During the second quarter of 2017, the $1,500 million non-revolving term credit facility was increased to $2,200 million and the maturity date was extended to October 2019 from April 2018. Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. As at December 31, 2017, the $2,200 million facility was fully drawn.

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2017

Borrowings under the $750 million and $125 million non-revolving credit facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances or Canadian prime loans. As at December 31, 2017, the $750 million and $125 million facilities were each fully drawn. Subsequent to December 31, 2017, the Company extended the $750 million non-revolving term credit facility originally due February 2019 to February 2021 and fully repaid and cancelled the $125 million non-revolving term credit facility.
In addition to the credit facilities described above, during the second quarter of 2017, the Company entered into a $3,000 million non-revolving term loan facility to finance the acquisition of AOSP and other assets. This facility matures in May 2020 and is subject to annual amortization of 5% of the original balance. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans. This facility also supports a US$375 million letter of credit relating to the deferred purchase consideration payable to Marathon in March 2018. As at December 31, 2017, the $3,000 million facility was fully drawn. Subsequent to December 31, 2017, the Company repaid and cancelled $150 million of the facility; $2,850 million remains outstanding.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at December 31, 2017 was 2.2% (December 31, 2016 – 1.9%), and on total long-term debt outstanding for the year ended December 31, 2017 was 3.8% (December 31, 2016 – 3.9%).
At December 31, 2017, letters of credit and guarantees aggregating $866 million were outstanding, including letters of credit of $651 million related to AOSP (including the deferred purchase consideration payable to Marathon in March 2018), a $39 million financial guarantee related to Horizon and $63 million of letters of credit related to North Sea operations.
Medium-Term Notes
During the second quarter of 2017, the Company issued $900 million of 2.05% medium-term notes due June 2020, $600 million of 3.42% medium-term notes due December 2026 and $300 million of 4.85% medium-term notes due May 2047. Proceeds from the securities were used to finance the acquisition of AOSP and other assets. In July 2017, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the second quarter of 2017, the Company repaid US$1,100 million of 5.70% notes. In addition, the Company issued US$1,000 million of 2.95% notes due January 2023, US$1,250 million of 3.85% notes due June 2027 and US$750 million of 4.95% notes due June 2047. Proceeds from the debt securities were used to finance the acquisition of AOSP and other assets. In July 2017, the Company filed a new base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. Subsequent to December 31, 2017, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2017

9. OTHER LONG-TERM LIABILITIES

	Dec 31 2017	Dec 31 2016
Asset retirement obligations	$4,327	$3,243
Share-based compensation	414	426
Risk management (note 15)	103	—
Other (1)	565	17
	5,409	3,686
Less: current portion	1,012	463
	$4,397	$3,223
(1) Included in Other at December 31, 2017 is $469 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.7% (December 31, 2016 – 5.2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2017	Dec 31 2016
Balance – beginning of year	$3,243	$2,950
Liabilities incurred	12	3
Liabilities acquired, net	784	30
Liabilities settled	(274)	(267)
Asset retirement obligation accretion	164	142
Revision of cost, inflation rates and timing estimates	(40)	(68)
Change in discount rate	509	493
Foreign exchange adjustments	(71)	(40)
Balance – end of year	4,327	3,243
Less: current portion	92	95
	$4,235	$3,148
Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Dec 31 2017	Dec 31 2016
Balance – beginning of year	$426	$128
Share-based compensation expense	134	355
Cash payment for stock options surrendered	(6)	(7)
Transferred to common shares	(154)	(117)
Charged to Oil Sands Mining and Upgrading, net	14	67
Balance – end of year	414	426
Less: current portion	348	368
	$66	$58
Included within share-based compensation expense at December 31, 2017 was approximately $5 million (December 31, 2016 - $nil) related to PSUs granted to certain executive employees.

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2017

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Current corporate income tax – North America	$(93)	$(22)	$(145)	$(377)
Current corporate income tax – North Sea	10	—	57	(74)
Current corporate income tax – Offshore Africa	17	5	45	22
Current PRT (1) – North Sea	(25)	(35)	(132)	(198)
Other taxes	3	3	11	9
Current income tax	(88)	(49)	(164)	(618)
Deferred corporate income tax	307	(55)	586	(106)
Deferred PRT (1) – North Sea	(13)	9	54	(135)
Deferred income tax	294	(46)	640	(241)
Income tax	$206	$(95)	$476	$(859)
(1) Petroleum Revenue Tax.
In October 2017, the British Columbia government enacted legislation that increased the provincial corporate income tax rate from 11% to 12% effective January 1, 2018. As a result of this income tax rate increase, the Company's deferred income tax liability was increased by $10 million.
11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2017
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of year	1,110,952	$4,671
Issued for the acquisition of AOSP and other assets (note 5)	97,561	3,818
Issued upon exercise of stock options	14,256	466
Previously recognized liability on stock options exercised for common shares	—	154
Balance – end of year	1,222,769	$9,109
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share, an increase from the previous quarterly dividend of $0.275 per common share. The dividend is payable on April 1, 2018.
Normal Course Issuer Bid
On May 16, 2017, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,931,135 common shares, over a 12 month period commencing May 23, 2017 and ending May 22, 2018. For the year ended December 31, 2017, the Company did not purchase any common shares for cancellation.

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2017

Stock Options
The following table summarizes information relating to stock options outstanding at December 31, 2017:

	Year Ended Dec 31, 2017
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	58,299	$34.22
Granted	16,052	$42.07
Surrendered for cash settlement	(626)	$33.18
Exercised for common shares	(14,256)	$32.66
Forfeited	(3,433)	$37.53
Outstanding – end of year	56,036	$36.67
Exercisable – end of year	18,282	$34.25
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2017	Dec 31 2016
Derivative financial instruments designated as cash flow hedges	$47	$27
Foreign currency translation adjustment	(115)	43
	$(68)	$70

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2017

13. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At December 31, 2017, the ratio was within the target range at 41%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2017	Dec 31 2016
Long-term debt, net (1)	$22,321	$16,788
Total shareholders’ equity	$31,653	$26,267
Debt to book capitalization	41%	39%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
14. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended		Year Ended
		Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Weighted average common shares outstanding – basic (thousands of shares)		1,219,865	1,107,181	1,175,094	1,100,471
Effect of dilutive stock options (thousands of shares)		8,547	11,187	7,729	—
Weighted average common shares outstanding – diluted (thousands of shares)		1,228,412	1,118,368	1,182,823	1,100,471
Net earnings (loss)		$396	$566	$2,397	$(204)
Net earnings (loss) per common share	– basic	$0.32	$0.51	$2.04	$(0.19)
	– diluted	$0.32	$0.51	$2.03	$(0.19)

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2017

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Dec 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,397	$—	$—	$—	$2,397
Investments	—	893	—	—	893
Other long-term assets	510	—	204	—	714
Accounts payable	—	—	—	(775)	(775)
Accrued liabilities	—	—	—	(2,597)	(2,597)
Other long-term liabilities (1)	—	(38)	(65)	(469)	(572)
Long-term debt (2)	—	—	—	(22,458)	(22,458)
	$2,907	$855	$139	$(26,299)	$(22,398)

	Dec 31, 2016
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,434	$—	$—	$—	$1,434
Investments	—	913	—	—	913
Other long-term assets	385	4	485	—	874
Accounts payable	—	—	—	(595)	(595)
Accrued liabilities	—	—	—	(2,222)	(2,222)
Long-term debt (2)	—	—	—	(16,805)	(16,805)
	$1,819	$917	$485	$(19,622)	$(16,401)

(1)	Includes $469 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.

(2)	Includes the current portion of long-term debt.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Dec 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$893	$893	$—	$—
Other long-term assets (4)	$714	$—	$204	$510
Other long-term liabilities	$(103)	$—	$(103)	$—
Fixed rate long-term debt (5) (6)	$(15,989)	$(17,259)	$—	$—

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2017

	Dec 31, 2016
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$913	$913	$—	$—
Other long-term assets (4)	$874	$—	$489	$385
Fixed rate long-term debt (5) (6)	$(12,498)	$(13,217)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and deferred purchase consideration payable to Marathon in March 2018).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair value of the investments are based on quoted market prices.

(4)	The fair value of North West Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Dec 31 2017	Dec 31 2016
Derivatives held for trading
Foreign currency forward contracts	$(38)	$10
Natural gas AECO swaps	—	(6)
Cash flow hedges
Foreign currency forward contracts	(71)	16
Cross currency swaps	210	469
	$101	$489

Included within:
Current portion of other long-term (liabilities) assets	$(103)	$222
Other long-term assets	204	267
	$101	$489

For the year ended December 31, 2017, the Company recognized a gain of $5 million (year ended December 31, 2016 – gain of $7 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2017

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2017	Dec 31 2016
Balance – beginning of year	$489	$854
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	(37)	(25)
Foreign exchange	(375)	(304)
Other comprehensive income (loss)	24	(36)
Balance – end of year	101	489
Less: current portion	(103)	222
	$204	$267
Net loss (gain) from risk management activities were as follows:

	Three Months Ended		Year Ended
	Dec 31 2017	Dec 31 2016	Dec 31 2017	Dec 31 2016
Net realized risk management (gain) loss	$(73)	$(14)	$(2)	$8
Net unrealized risk management loss (gain)	75	(7)	37	25
	$2	$(21)	$35	$33
Financial Risk Factors

a)	Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At December 31, 2017, the Company had no derivative financial instruments outstanding.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At December 31, 2017, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2017

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At December 31, 2017, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jan 2018	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Jan 2018	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at December 31, 2017 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at December 31, 2017, the Company had US$3,705 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$2,339 million designated as cash flow hedges.
b) Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At December 31, 2017, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At December 31, 2017, the Company had net risk management assets of $187 million with specific counterparties related to derivative financial instruments (December 31, 2016 – $489 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2017

The maturity dates for financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$775	$—	$—	$—
Accrued liabilities	$2,597	$—	$—	$—
Other long-term liabilities (1)	$572	$—	$—	$—
Long-term debt (2) (3)	$2,027	$4,228	$5,991	$10,351

(1)	Includes $469 million (US$375 million) of deferred purchase consideration payable to Marathon in March 2018.

(2)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(3)
In addition to the financial liabilities disclosed above, estimated interest and other financing payments related to long-term debt are as follows: less than one year, $842 million; one to less than two years, $755 million; two to less than five years, $1,712 million; and thereafter, $5,384 million. Interest payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2017.

16. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	2018	2019	2020	2021	2022	Thereafter
Product transportation and pipeline	$680	$584	$526	$482	$422	$3,868
Offshore equipment operating leases	$181	$92	$70	$68	$8	$—
Office leases	$43	$42	$42	$39	$30	$118
Other (1)	$87	$41	$40	$39	$43	$333

(1)
In addition to the amounts disclosed above, beginning on the earlier of the commercial operations date of the Redwater refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years. See Note 7.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2017

17. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	2,592	2,241	9,161	7,209	215	168	784	570	184	163	632	603	2,991	2,572	10,577	8,382
Less: royalties	(228)	(192)	(809)	(524)	—	—	(1)	(1)	(16)	(8)	(41)	(26)	(244)	(200)	(851)	(551)
Segmented revenue	2,364	2,049	8,352	6,685	215	168	783	569	168	155	591	577	2,747	2,372	9,726	7,831
Segmented expenses
Production	632	556	2,362	2,186	119	104	400	403	46	53	226	200	797	713	2,988	2,789
Transportation, blending and feedstock	665	546	2,291	1,941	5	11	31	48	—	—	1	2	670	557	2,323	1,991
Depletion, depreciation and amortization	850	859	3,243	3,465	37	143	509	458	52	47	205	262	939	1,049	3,957	4,185
Asset retirement obligation accretion	21	16	80	66	6	9	27	35	3	3	9	12	30	28	116	113
Realized risk management activities	(73)	(14)	(2)	8	—	—	—	—	—	—	—	—	(73)	(14)	(2)	8
Gain on acquisition, disposition and revaluation of properties	—	—	(35)	(32)	—	—	—	—	—	—	—	—	—	—	(35)	(32)
(Gain) loss from investments	(11)	(123)	(7)	(320)	—	—	—	—	—	—	—	—	(11)	(123)	(7)	(320)
Total segmented expenses	2,084	1,840	7,932	7,314	167	267	967	944	101	103	441	476	2,352	2,210	9,340	8,734
Segmented earnings (loss) before the following	280	209	420	(629)	48	(99)	(184)	(375)	67	52	150	101	395	162	386	(903)
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Unrealized risk management activities
Foreign exchange (gain) loss
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax recovery
Deferred income tax expense (recovery)
Net earnings (loss)

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2017

	Oil Sands Mining and Upgrading				Midstream				Inter–segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Segmented product sales	2,323	1,079	7,072	2,657	28	26	102	114	(19)	(5)	(82)	(55)	5,323	3,672	17,669	11,098
Less: royalties	(69)	(14)	(167)	(24)	—	—	—	—	—	—	—	—	(313)	(214)	(1,018)	(575)
Segmented revenue	2,254	1,065	6,905	2,633	28	26	102	114	(19)	(5)	(82)	(55)	5,010	3,458	16,651	10,523
Segmented expenses
Production	846	376	2,600	1,292	4	5	16	25	(2)	(2)	(8)	(7)	1,645	1,092	5,596	4,099
Transportation, blending and feedstock	339	20	679	80	—	—	—	—	(22)	(19)	(85)	(68)	987	558	2,917	2,003
Depletion, depreciation and amortization	464	198	1,220	662	3	2	9	11	—	—	—	—	1,406	1,249	5,186	4,858
Asset retirement obligation accretion	15	7	48	29	—	—	—	—	—	—	—	—	45	35	164	142
Realized risk management activities	—	—	—	—	—	—	—	—	—	—	—	—	(73)	(14)	(2)	8
Gain on acquisition, disposition and revaluation of properties	—	—	(230)	—	—	(218)	(114)	(218)	—	—	—	—	—	(218)	(379)	(250)
(Gain) loss from investments	—	—	—	—	1	12	(31)	(7)	—	—	—	—	(10)	(111)	(38)	(327)
Total segmented expenses	1,664	601	4,317	2,063	8	(199)	(120)	(189)	(24)	(21)	(93)	(75)	4,000	2,591	13,444	10,533
Segmented earnings (loss) before the following	590	464	2,588	570	20	225	222	303	5	16	11	20	1,010	867	3,207	(10)
Non–segmented expenses
Administration													84	86	319	345
Share-based compensation													97	42	134	355
Interest and other financing expense													169	115	631	383
Unrealized risk management activities													75	(7)	37	25
Foreign exchange (gain) loss													(17)	160	(787)	(55)
Total non–segmented expenses													408	396	334	1,053
Earnings (loss) before taxes													602	471	2,873	(1,063)
Current income tax recovery													(88)	(49)	(164)	(618)
Deferred income tax expense (recovery)													294	(46)	640	(241)
Net earnings (loss)													396	566	2,397	(204)

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2017

Capital Expenditures (1)

	Year Ended
	Dec 31, 2017			Dec 31, 2016
	Net (2) expenditures	Non-cash and fair value changes (2) (3)	Capitalized costs	Net expenditures	Non-cash and fair value changes (3)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America (4)	$160	$(184)	$(24)	$17	$(211)	$(194)
North Sea	—	—	—	—	—	—
Offshore Africa	15	—	15	9	(18)	(9)
Oil Sands Mining and Upgrading	142	117	259	—	—	—
	$317	$(67)	$250	$26	$(229)	$(203)

Property, plant and equipment
Exploration and Production
North America	$2,815	$354	$3,169	$1,143	$(36)	$1,107
North Sea	160	95	255	126	60	186
Offshore Africa	89	12	101	142	(26)	116
	3,064	461	3,525	1,411	(2)	1,409
Oil Sands Mining and Upgrading (5)	9,592	5,454	15,046	2,718	(23)	2,695
Midstream (6) (7)	80	114	194	(315)	(28)	(343)
Head office	19	—	19	17	—	17
	$12,755	$6,029	$18,784	$3,831	$(53)	$3,778

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Net expenditures on exploration and evaluation assets and property, plant and equipment for the year ended December 31, 2017 exclude non-cash share consideration of $3,818 million issued on the acquisition of AOSP and other assets. This non-cash consideration is included in non-cash and other fair value changes.

(3)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.

(4)	The above noted figures for 2017 do not include the impact of a pre-tax cash gain of $35 million (2016 - $32 million pre-tax cash gain) on the disposition of certain exploration and evaluation assets.

(5)	Net expenditures for Oil Sands Mining and Upgrading include capitalized interest and share-based compensation.

(6)	The above noted figures in 2016 do not include a pre-tax cash and non-cash gain of $218 million on the disposition of certain Midstream assets to Inter Pipeline.

(7)	The above noted figures for 2017 include the impact of a pre-tax non-cash revaluation gain of $114 million ($83 million after-tax) related to a previously held joint interest in a pipeline system.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2017

Segmented Assets

	Dec 31 2017	Dec 31 2016
Exploration and Production
North America	$28,705	$28,892
North Sea	1,854	2,269
Offshore Africa	1,331	1,580
Other	29	29
Oil Sands Mining and Upgrading	40,559	24,852
Midstream	1,279	912
Head office	110	114
	$73,867	$58,648

Canadian Natural Resources Limited	25	Three months and year ended December 31, 2017

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2017:
Interest coverage (times)
Net earnings (1)	5.0x
Funds flow from operations (2)	11.1x

(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	26	Three months and year ended December 31, 2017